FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEACOR HOLDINGS INC. PURSUANT TO 17 CFR 200.83. CONFIDENTIAL TERMS OF THIS RESPONSE WHICH HAVE BEEN REDACTED ARE MARKED (“[*****]”) AND HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

July 10, 2008

Mr. Joseph Foti

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 - 3561

Re:	SEACOR Holdings Inc.
File No. 001-12289
Form 10-K: For the Fiscal Year Ended December 31, 2007

Dear Mr. Foti:

This letter is written on behalf of SEACOR Holdings Inc. (the “Company”) in response to comments of the staff of the United States Securities Exchange Commission (the “Staff”) as set forth in your letter to the Company dated June 20, 2008. The Company appreciates the Staff’s ten business day extension to provide its response. For your convenience, the numbered paragraphs in this letter correspond to the original numbered paragraphs in the Staff’s comment letter and we have repeated the Staff’s comments in bold text preceding our responses.

Form 10-K: For the fiscal year ended December 31, 2007

Management’s Discussion and Analysis, page 37

Liquidity and Capital Resources

1.

We note that as of December 31, 2007, you have an obligation of approximately $109 million related to the short sale of marketable securities. We believe you should revise your disclosures to discuss the liquidity that such sales have provided you in each period and the use of your capital resources that may be required to close these short positions.

The Company confirms that it will comply with the comment in its future filings by disclosing, for each period presented, the liquidity provided by short sale activities and the liquidity used in short sale activities.

Notes to the Consolidated Financial Statements, page 82

Note 5: Acquisitions and Dispositions, page 96

2.

We note that certain of your 2007 and 2006 acquisitions provide for the selling stockholders to receive additional consideration based upon certain performance standards subsequent to the acquisition date. Please tell us, and revise to disclose, how you account for such amounts. As part of your response to us please provide us with the terms of any contingent consideration arrangement with each selling stockholder, whether such selling stockholder became an employee upon or after the acquisition, and your accounting for the contingent consideration. Refer to EITF 95-8 and paragraph 34 of SFAS 141 for guidance.

The Company confirms that it will comply with this comment in its future filings by disclosing the Company’s accounting treatment for additional contingent consideration available to each of the selling stockholders. [*****]

* * * * *

If the Staff has any questions regarding the foregoing responses, please call the undersigned at 954-627-5206. Enclosed with this letter is a statement from the Company as requested in your letter dated June 20, 2008.

Sincerely,

/s/ Paul L. Robinson
Paul L. Robinson

Senior Vice President,

General Counsel and

Corporate Secretary

cc:	Mr. Charles Fabrikant, Chairman of the Board, President and Chief Executive Officer of SEACOR Holdings Inc.

Mr. Richard Ryan, Senior Vice President and Chief Financial Officer of

SEACOR Holdings Inc.

Mr. David Zeltner, Esq., Weil, Gotshal & Manges LLP

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ACKNOWLEDGEMENT

SEACOR Holdings Inc. (the “Company”) hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”):

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing (Form 10-K for the fiscal year ended December 31, 2007);

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 10, 2008

SEACOR HOLDINGS INC.

By:	/s/ Richard Ryan
Name: Richard Ryan
Title:	Senior Vice President and Chief Financial Officer

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